Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

By Airmail

23rd August 2006

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 23rd August 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Matheson Hldgs Ltd
TIDM	JAR
Headline	Notice of Results
Released	10:22 23-Aug-06
Number	9972H

JARDINE MATHESON HOLDINGS LIMITED
2006 INTERIM RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2006 of the above Company will be considered is Tuesday, 12th September 2006.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

23rd August 2006

www.jardines.com

END

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